Page 1 of 15 Pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                                    SYMS CORP
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   871551 10 7
                    ---------------------------------------
                                 (CUSIP Number)

                            Irwin M. Rosenthal, Esq.
                      Rubin Baum Levin Constant & Friedman
                              30 Rockefeller Plaza
                            New York, New York 10112
                                  212 698 7840
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 January 5, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Pursuant to Rule 101(a)(2)(ii) of Regulation S-T this Amendment No. 2 amends and restates the Schedule 13D, as previously amended.

                                  SCHEDULE 13D

-----------------------------                            -----------------------
CUSIP NO. 871551 10 7                                     PAGE  2  OF  15  PAGES
-----------------------------                            -----------------------

----- --------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Sy Syms
----- --------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [ ]
                                                                        (b) [X]
----- --------------------------------------------------------------------------
 3    SEC USE ONLY
----- --------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
      Not applicable
----- --------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]
----- --------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
----------------------------------- ----- --------------------------------------
           NUMBER OF                 7    SOLE VOTING POWER   11,000,840
            SHARES                  ----- -----------------------------------
         BENEFICIALLY                8    SHARED VOTING POWER  -0-
           OWNED BY                 ----- -----------------------------------
             EACH                    9    SOLE DISPOSITIVE POWER  11,000,840
           REPORTING                ----- -----------------------------------
            PERSON                   10   SHARED DISPOSITIVE POWER  -0-
             WITH
----- --------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               11,000,840(1)
----- --------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
----- --------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   62.17%
----- --------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
                                    IN
----- --------------------------------------------------------------------------


(1)Beneficial ownership of 9,593,328 shares is as trustee under the Sy Syms Revocable Living Trust dated March 17, 1989, as amended; of 1,407,412 shares is as trustee under the Voting Trust Agreement dated July 25, 1983, as amended; and of 100 shares is as custodian for Jillian E. Merns.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-----------------------------                            -----------------------
CUSIP NO. 871551 10 7                                     PAGE  3  OF  15  PAGES
-----------------------------                            -----------------------


----- --------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Voting Trust Agreement dated July 25, 1983, as amended,
      by Sy Syms, trustee
----- --------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [x]
----- --------------------------------------------------------------------------
 3    SEC USE ONLY
----- --------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
      Not applicable
----- --------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                     [ ]
----- --------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      New Jersey
----------------------------------- ----- --------------------------------------
           NUMBER OF                 7    SOLE VOTING POWER   1,407,412
            SHARES                  ----- --------------------------------------
         BENEFICIALLY                8    SHARED VOTING POWER  -0-
           OWNED BY                 ----- --------------------------------------
             EACH                    9    SOLE DISPOSITIVE POWER  1,407,412
           REPORTING                ----- --------------------------------------
            PERSON                   10   SHARED DISPOSITIVE POWER  -0-
             WITH
----- --------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,407,412(1)
----- --------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [ ]
----- --------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   7.95%
----- --------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
                                                                       OO
----- --------------------------------------------------------------------------

(1) Sy Syms beneficially owns an aggregate of 11,000,840 shares (62.17%) as trustee under the Voting Trust Agreement dated July 25, 1983, as amended, trustee under the Sy Syms Revocable Living Trust dated March 17, 1989, as amended, and as custodian for Jillian E. Merns.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

----------------------                                  -----------------------
CUSIP NO. 871551 10 7                                   PAGE  4  OF  15  PAGES
----------------------                                  -----------------------

-------- -----------------------------------------------------------------------

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         The Sy Syms Revocable Living Trust dated March 17, 1989, as amended, by Sy Syms, trustee
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [x]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         Not applicable
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  [ ]
-------- -----------------------------------------------------------------------

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
-------------------------------------- ----- -----------------------------------
              NUMBER OF                 7    SOLE VOTING POWER   9,593,328
               SHARES                  ----- -----------------------------------
            BENEFICIALLY                8    SHARED VOTING POWER  -0-
              OWNED BY                 ----- -----------------------------------
                EACH                    9    SOLE DISPOSITIVE POWER  9,593,328
              REPORTING                ----- -----------------------------------
               PERSON                   10   SHARED DISPOSITIVE POWER  -0-
                WITH
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  9,953,328(1)
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*                                                             [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)   54.22%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON*
                                                                          OO
-------- -----------------------------------------------------------------------

(1) Sy Syms beneficially owns an aggregate of 11,000,840 shares (62.17%) as trustee under the Voting Trust Agreement dated July 25, 1983, as amended, trustee under the Sy Syms Revocable Living Trust dated March 17, 1989, as amended, and as custodian for Jillian E. Merns.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

     This Amendment No. 2 on Schedule 13D amends (and, as required by Rule 101(a)(2)(ii) of Regulation S-T, restates) the Schedule 13D filed on August 30, 1995, as previously amended by a First Amendment thereto dated October 30, 1995 (the "Schedule 13D").

Item 1. Security and Issuer.

     This Statement on Schedule 13D (the "Statement") relates to the common stock, par value $0.05 per share (the "Common Stock"), of Syms Corp, a New Jersey corporation (the "Company"). The address of the Company's principal executive office is Syms Way, Secaucus, New Jersey 07094.

Item 2. Identity and Background.

     A single, joint filing on Schedule 13D was originally made on behalf of Sy Syms, individually, Sy Syms, as voting trustee under the Voting Trust Agreement dated July 25, 1983, as amended (the "Syms Voting Trust"), Sy Syms, as trustee under The Syms Revocable Living Trust dated March 17, 1989, as amended (the "Syms Living Trust"), Marcy Syms, individually, and Stephen A. Merns, individually (collectively, the "Original Reporting Persons") on the basis that the Original Reporting Persons may have been deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, due to the desire of the Original Reporting Persons to effect a business combination transaction whereby the Original Reporting Persons would form an entity controlled by the Original Reporting Persons which would merge with and into the Company pursuant to a merger

                               Page 5 of 15 Pages
agreement. Pursuant to such merger, public shareholders of the Company would no longer own any shares of Common Stock in the Company. The "group" (and the planned business combination transaction) dissolved on October 13, 1995, as reported in the First Amendment to the Schedule 13D dated October 30, 1995. All further filings with respect to transactions involving the Company's shares of Common Stock subsequent to the filing of said First Amendment were to be filed, if required, by members of the "group" in their individual capacity. Accordingly, this Statement is being filed on behalf of only Sy Syms, the Syms Voting Trust and the Syms Living Trust (the "Continuing Reporting Persons").

     As Voting Trustee under the Syms Voting Trust and Trustee of the Syms Living Trust, Sy Syms has the power to vote and dispose of the Shares held by the Syms Voting Trust and the Syms Living Trust (see Exhibits 2 and 3). The principal address for each of the Original Reporting Persons is Syms Way, Secaucus, New Jersey 07094 and the above-mentioned individuals are all citizens of the United States. Sy Syms' principal business is serving as Chairman of the Board, Chief Executive Officer and Director of the Company. Marcy Syms' principal occupation is serving as President and Chief Operating Officer of the Company. Stephen A. Merns' principal occupation is serving as Vice President and Secretary of the Company.

     None of the Original Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations

                               Page 6 of 15 Pages
or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or of a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The Syms Living Trust, to which the initial "group" Schedule 13D also related, acquired the shares of Common Stock presently held in such trust as a contribution to the trust corpus from Sy Syms. The Syms Voting Trust acquired the shares of Common Stock presently held therein by the deposit therein of such shares by the participants in the Syms Voting Trust, who had previously received such shares from Sy Syms. Sy Syms had acquired these shares of Common Stock when he initially formed the Company in 1959. All the funds required to purchase these shares were obtained from Sy Syms' personal funds.

     Marcy Syms and Stephen A. Merns had each acquired shares beneficially owned by them to which the initial "group" Schedule 13D also related, by virtue of a retransfer of such shares to them from the Syms Voting Trust on January 24, 1995. Ms. Syms and Mr. Merns had also been granted options to purchase shares of Common Stock pursuant to the Company's Amended and Restated Incentive Stock Option and Appreciation Plan (the

                               Page 7 of 15 Pages

"Option Plan"), which shares were currently exercisable within 60 days of the date of the initial Schedule 13D filing.

     Except as set forth in this Statement, none of the Original Reporting Persons is, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company.

Item 4. Purpose of the Transaction.

     A single, joint filing on Schedule 13D was originally made on the basis that the Original Reporting Persons may have been deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, due to the desire of the Original Reporting Persons to effect a business combination transaction whereby the Original Reporting Persons would form an entity controlled by the Original Reporting Persons which would merge with and into the Company pursuant to a merger agreement. Pursuant to such merger, public shareholders of the Company would no longer own any shares of Common Stock in the Company. It was anticipated that the Common Stock would have been delisted from the New York Stock Exchange upon consummation of the merger. As noted in
Item 2 and reported in the First Amendment to the Schedule 13D, the "group" dissolved on October 13, 1995, all further filings with respect to transactions involving the Company's shares of Common Stock would be filed, if required, by members of the "group" in their individual capacity, and accordingly, this Statement is being filed only by the Continuing Reporting Persons.

                               Page 8 of 15 Pages

     Pursuant to the terms of the Syms Voting Trust, on January 5, 1996, an aggregate of 1,407,409 shares of Common Stock were retransferred from the Syms Voting Trust to the participants therein, including 243,592 shares to each of Marcy Syms and Stephen A. Merns and 41,183 shares to the Syms Living Trust. Termination of, and final distributions from, the Syms Voting Trust (which currently holds 1,407,412 shares of Common Stock) is scheduled to occur on December 31, 1996, at which time 243,592 shares of Common Stock would again be retransferred to Marcy Syms and Stephen A. Merns and 41,184 shares would be retransferred to the Syms Living Trust.

Item 5. Interest in Securities of the Issuer.

     (a) The trust under the Voting Trust Agreement currently beneficially owns 1,407,412 shares of Common Stock (7.95% of outstanding shares); the trust under the Syms Living Trust currently beneficially owns 9,593,328 shares (54.22% of outstanding shares); and accordingly Sy Syms beneficially owns 11,000,840 shares of Common Stock (including 100 shares as custodian for Jillian E. Merns) as of the date hereof, representing approximately 62.17% of the Common Stock outstanding as of the date hereof (outstanding share figures are based on the Company's most recent report on Form 10-Q). Marcy Syms beneficially owns 435,483 shares of Common Stock, which shares represent approximately 2.46% of the Common Stock outstanding as of the date hereof, based on said most recent Form 10-Q. Stephen A. Merns beneficially owns 491,183 shares of Common

                               Page 9 of 15 Pages

Stock, which shares represent approximately 2.78% of the Common Stock outstanding as of the date hereof, based on said most recent Form 10-Q. Both Ms. Syms' shares and Mr. Merns' shares include shares issuable upon the exercise of options granted under the Option Plan. A single, joint filing on Schedule 13D was originally made on the basis that the Original Reporting Persons may have been deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, due to the desire of the Original Reporting Persons to effect a business combination transaction whereby the Original Reporting Persons would form an entity controlled by the Original Reporting Persons which would merge with and into the Company pursuant to a merger agreement. Pursuant to such merger, public shareholders of the Company would no longer own any shares of Common Stock in the Company. As noted in Item 2 and reported in the First Amendment to the Schedule 13D, the "group" dissolved on October 13, 1995, all further filings with respect to transactions involving the Company's shares of Common Stock would be filed, if required, by members of the "group" in their individual capacity, and accordingly, this Statement is being filed only by the Continuing Reporting Persons.

     (b) Sy Syms, on behalf of the Syms Voting Trust and Syms Living Trust, has the sole power to vote or to direct the voting of the shares held in such trusts and the power to dispose or direct the disposition of the shares. Ms. Syms and Mr. Merns have the sole power to vote or to direct the voting of their

                              Page 10 of 15 Pages
respective directly owned shares and the power to dispose or direct the disposition of such shares.

     (c) Except as set forth in this Statement, none of the Syms Living Trust, the Syms Voting Trust, Sy Syms, Marcy Syms or Stephen A. Merns owns any other shares of the Company's Common Stock, and none has purchased or sold any shares of the Company's Common Stock during the past 60 days.

     (d) On January 5, 1996, the retransfer of 1,407,409 shares from the Syms Voting Trust described in Item 4 was completed, causing a decrease in the beneficial ownership of shares of Common Stock by both the Syms Voting Trust and Sy Syms. On October 16, 1995, Marcy Syms sold pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), 100,000 shares of Common Stock of the Company owned by her at an average price of $7.28 per share. On October 18, 1995, Marcy Syms sold pursuant to Rule 144 under the Securities Act, 10,000 shares of Common Stock of the Company owned by her at an average price of $7.37 per share. On January 25, 1996, Marcy Syms sold pursuant to Rule 144, 3,700 shares of Common Stock owned by her at average prices of $7.25 per share. The transactions were effected through "brokers' transactions" within the meaning of Section 4(4) of the Securities Act. Except for the foregoing, none of the Original Reporting Persons has purchased or sold any shares of the Company's Common Stock during the past 60 days.

     Pursuant to the Syms Voting Trust, any cash dividends received on the shares of Common Stock held therein are required

                              Page 11 of 15 Pages
to be passed on to the participants therein (including, among others, Ms. Syms, Mr. Merns and the Syms Living Trust). Upon the death of the settlor (Sy Syms) of the Syms Living Trust as currently in effect, Sy Syms' wife and Ms. Syms and Mr. Merns would be entitled to certain distributions from the Syms Living Trust. Except as set forth in the Statement, no person is known by the Continuing Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by the Original Reporting Persons.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as set forth in this Statement (including Item 7 below), there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons referred to in Item 2 of this Statement or between such persons and any other person with respect to any of the securities of the Company, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     The Joint Filing Agreement filed with the initial Schedule 13D by Sy Syms as trustee of the Syms Voting Trust, Sy Syms as trustee of the Syms Living Trust, Sy Syms, individually, Marcy Syms and Stephen A. Merns is terminated, as previously reported in the First Amendment to the Schedule 13D.

                              Page 12 of 15 Pages

Item 7. Material to be filed as Exhibits.

     1. Schedule 13G filed by Sy Syms with the Securities and Exchange Commission on February 15, 1995.*

     2. Voting Trust Agreement, dated July 25, 1983, with amendments, by and among Syms Corp., Sy Syms Merns, as trustee, Sy Syms Merns, Marcy Syms Merns, Stephen Merns, Robert Merns, Richard Merns, Adrienne Merns, and Laura Merns.*

     3. The Syms Revocable Trust, as amended, dated March 17, 1989, by and among Sy Syms, Marcy Syms and Lewis Haber.*

     4. Press release issued by Syms Corp., dated August 30, 1995.*

     5.* Joint Filing Agreement, dated September 8, 1995, by and among Sy Syms, Sy Syms, as Trustee under The Voting Trust, dated July 25, 1983, Sy Syms, as Trustee under The Sy Syms Revocable Living Trust, dated March 17, 1989, as amended, Marcy Syms and Stephen A. Merns.**


-----------

*    Previously filed with the initial Schedule 13D filing.

** The Joint Filing Agreement filed with the initial Schedule 13D by Sy Syms as trustee of the Syms Voting Trust, Sy Syms as trustee of the Syms Living Trust, Sy Syms, individually, Marcy Syms and Stephen A. Merns was terminated, as previously reported in the First Amendment to the Schedule 13D.

                              Page 13 of 15 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   February 5, 1996

By:        SY SYMS
         -----------------------------------------------
         Sy Syms, as Trustee under the Voting Trust
         Agreement, dated July 25, 1983, as amended

           SY SYMS
         -----------------------------------------------
         Sy Syms, as Trustee under the Sy Syms Revocable
         Living Trust, dated March 27, 1989, as amended

           SY SYMS
         -----------------------------------------------
           Sy Syms

                              Page 14 of 15 Pages

                                  Exhibit Index

                                                                     Sequential
                                                                      Page No.
                                                                     ----------
1.   Schedule 13G filed by Sy Syms with the Securities and                *
     Exchange Commission on February 15, 1995.

2.   Voting Trust Agreement, dated July 25, 1983, with                    *
     amendments, by and among Syms Corp., Sy Syms Merns, as trustee, Sy Syms Merns, Marcy Syms Merns, Stephen Merns,
     Robert Merns, Richard Merns, Adrienne Merns, and Laura
     Merns.

3.   The Syms Revocable Trust, as amended, dated March 17, 1989,          *
     by and among Sy Syms, Marcy Syms and Lewis Haber.

4.   Press release issued by Syms Corp., dated August 30, 1995.           *

5.   Joint Filing Agreement, dated September 8, 1995, by and              *
     among Sy Syms, Sy Syms, as Trustee under The Voting Trust, dated July 25, 1983, Sy Syms, as Trustee under The Sy Syms
     Revocable Living Trust, dated March 17, 1989, as amended,
     Marcy Syms and Stephen A. Merns.**

-----------

*    Previously filed with the initial Schedule 13D filing.

** The Joint Filing Agreement filed with the initial Schedule 13D by Sy Syms as trustee of the Syms Voting Trust, Sy Syms as trustee of the Syms Living Trust, Sy Syms, individually, Marcy Syms and Stephen A. Merns was terminated, as previously reported in the First Amendment to the Schedule 13D.

                              Page 15 of 15 Pages